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                                  EXHIBIT 23.2

                              Consent of KPMG LLP.


                            [Letterhead of KPMG LLP]



The Board of Directors
Charter Financial Corporation:

We consent to the use of our report dated November 16, 2001, with respect to the consolidated statements of assets and liabilities transferred in reorganization of Charter Financial Corporation and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income and comprehensive income relating to assets and liabilities transferred in reorganization, changes in equity transferred in reorganization, and cash flows of assets and liabilities transferred in reorganization for each of the years in the three-year period ended September 30, 2001, incorporated herein by reference.



/s/ KPMG LLP

Atlanta, Georgia
August 13, 2002